FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of June 2016

Commission File Number: 1-07952

KYOCERA CORPORATION

6 Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION

/s/ SHOICHI AOKI
Shoichi Aoki
Director,
Managing Executive Officer and
General Manager of
Corporate Financial and Accounting Group

Date: June 28, 2016

Information furnished on this form:

EXHIBITS

Exhibit Number
1.	English Translation of the Announcement of A Resolution Adopted at the 62nd Ordinary General Meeting of Shareholders of Kyocera Corporation (“Rinjihoukokusho”)

English Translation of the Announcement of the Resolutions Adopted at the 62nd Ordinary General Meeting of Shareholders of Kyocera Corporation (“Rinjihoukokusho”)

1.	Reason for Filing

To report certain resolutions adopted at the 62nd Ordinary General Meeting of Shareholders of Kyocera Corporation (the “Company”), which was held on June 24, 2016, in accordance with Paragraph 4 of Article 24-5 of the Financial Instruments and Exchange Law and Sub-paragraph 9-2 of Paragraph 2 of Article 19 of the Cabinet Office Ordinance on Disclosure of Corporate Information, etc.

2.	Matters Reported

1)	Date of the Meeting Held: June 24, 2016

2)	Contents of the Matters Resolved:

Proposal No.1	Appropriation of Surplus

1.	Matters Relating to Year-end Dividend

(1)	Matters Relating to Appropriation to Shareholders of Assets Distributed as Dividend and Aggregate Amount thereof:

50 yen per share of common stock of the Company.

The aggregate amount thereof shall be 18,342,853,850 yen.

(2)	Effective Date of the Distribution of Surplus as Dividend:

June 27, 2016

2.	Matters Relating to Appropriation of General Reserve

(1)	Category of Surplus to Increase and the Amount thereof:

General Reserve:	37,000,000,000 yen

(2)	Category of Surplus to Decrease and the Amount thereof:

Unappropriated Retained Earnings:	37,000,000,000 yen

Proposal No.2	Election of Six (6) Directors
Takashi Kuki, Hideo Tanimoto, Koichi Kano, John Sarvis, Robert Whisler and Atsushi Aoyama shall be elected as Directors.

Proposal No.3	Election of Four (4) Audit & Supervisory Board Members
Osamu Nishieda, Itsuki Harada, Hitoshi Sakata and Masaaki Akiyama shall be elected as Audit & Supervisory Board Members.

3)	Number of the Votes Showing Intension to Vote FOR, AGAINST or ABSTAIN, Requirements for Adoption, and the Tabulation Results with respect to Matters Resolved:

Matters Resolved	FOR	AGAINST	ABSTAIN	INVALID	Ratio of Votes FOR	Result
Proposal No. 1	2,545,259	350,641	3,667	68	86.11	Adopted
Proposal No. 2
Takashi Kuki	2,815,368	76,945	6,981	339	95.25	Adopted
Hideo Tanimoto	2,805,975	86,324	6,995	339	94.93	Adopted
Koichi Kano	2,805,967	86,332	6,994	339	94.93	Adopted
John Sarvis	2,790,029	102,268	6,995	339	94.39	Adopted
Robert Whisler	2,799,358	92,939	6,995	339	94.71	Adopted
Atsushi Aoyama	2,844,492	50,877	3,927	339	96.24	Adopted
Proposal No. 3
Osamu Nishieda	2,622,423	273,234	3,926	49	88.72	Adopted
Itsuki Harada	2,692,647	203,011	3,929	49	91.10	Adopted
Hitoshi Sakata	2,748,099	147,576	3,913	49	92.98	Adopted
Masaaki Akiyama	2,747,977	147,684	3,927	49	92.97	Adopted

Notes:

1.	Requirements for adoption of resolutions are as follows:

-	The requirement for adoption of resolution relating to Proposal No. 1 is a majority of votes of the shareholders entitled to exercise voting rights who are present at the Meeting.

-	The requirement for adoption of resolutions relating to Proposal Nos. 2 and 3 is a majority of votes of shareholders entitled to exercise voting rights who are present at the Meeting, at which shareholders holding one-third or more of the voting rights of all shareholders entitled to exercise voting rights must be present.

2.	“Ratio of Votes FOR” is expressed in percentage of a fraction, of which the denominator is the number of voting rights held by shareholders present or represented at the Meeting (i.e., the sum total of the number of voting rights exercised by shareholders by the day immediately preceding the Meeting date and the number of voting rights exercised at the Meeting by attending shareholders), and the numerator is the number of voting rights with confirmed votes “FOR” with respect to each Proposal.

4)	Reason for not Including Some Votes of Shareholders Present at the Meeting:

Because the said number of voting rights with confirmed votes “For”, out of the total number of voting rights exercised at the Meeting, was sufficient to satisfy the requirements for adoption of all Proposals.